FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2006

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                            SENIOR HSBC APPOINTMENTS

The Board of Directors of HSBC Holdings plc approved a number of Group Managing Director appointments at its meeting today (28 July 2006).

Clive Bannister becomes Group Managing Director, Insurance and a member of the Group Management Board on 1 August 2006. Clive was previously Chief Executive, Group Private Banking and will continue to manage this business until 1 November 2006 when Christopher Meares will take over. Christopher is currently Chief Executive, Group Private Banking, UK, Channel Islands and Luxembourg.

Youssef Nasr, Group Managing Director, South America, will move to the newly created role of Group Managing Director, Strategic Investments on 1 October 2006 with a mandate to develop new strategic shareholder bases.

Sandy Flockhart becomes Group Managing Director and President Latin America and the Caribbean and a member of the Group Management Board on 1 October 2006. This role, which coincides with Youssef Nasr's change of role, gives Sandy broader regional management responsibility beyond his existing role as President of HSBC Mexico.

HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through some 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,502 billion at 31 December 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  28 July, 2006